Mail Stop 0308

 March 30, 2005

via U.S. mail and facsimile

Ms. Susan Tomasky
Chief Financial Officer
American Electric Power Company, Inc.
1 Riverside Plaza
Columbus, OH 43215

	RE:	AEP Generating Company, File No. 0-18135
		AEP Texas Central Company, File No. 0-346
		AEP Texas North Company, File No. 0-340
		Appalachian Power Company	, File No. 1-3457
      Columbus Southern Power Company, File No. 1-2680
		Indiana Michigan Power Company, File No. 1-3570 Kentucky Power Company, File No. 1-6858
		Ohio Power Company, File No. 1-6543
		Public Service Company of Oklahoma, File No. 0-343 Southwestern Electric Power Company, File No. 1-3146

		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 2, 2005

Dear Ms. Tomasky:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.
Although
each comment has been issued only once, the comments below may be applicable to each registrant reviewed.
2. We note references throughout the filing regarding coal
reserves;
however, you do not disclose reserve quantity estimates or any
information about the reserves.   We note you sold AEP Coal, Inc.
in
March 2004. As such, if you do not continue to own any interests in coal reserves, please clarify in future filings. Otherwise, please supplementally tell us the location of any interests in coal mines or properties for each affiliate, including quantities of estimated reserves. Also provide an analysis of the materiality of any mineral property holdings relative to your total assets, revenues and income for the past three years for each registrant. Finally, explain to us how coal sales to affiliates are treated for rate making purposes.

Item 9A. Controls and Procedures
3. Please amend your Form 10-K to incorporate the following changes to your Item 9A. Controls and Procedures:

(a) We note your disclosure that your disclosure controls and procedures have been designed to ensure that "this information is recorded, processed, summarized, evaluated, and reported, as applicable, within the time periods specified in the SEC`s rules and forms." As you have included a portion of the definition of disclosure controls and procedures in your disclosure, you must include the entire definition. As such, revise to clarify, if true, that your disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

(b) Please revise to provide an unqualified conclusion as to whether there were any changes in your internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your current conclusion, which includes qualifying language, is not sufficient in this regard.
Further, you state that there were no significant changes in your internal controls that have materially affected these controls subsequent to the date of your evaluation. However, Item 308(c) of
Regulation S-K requires that you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or
15d-15 that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Revise your disclosures accordingly. Finally, refer to internal control over financial reporting defined in Exchange Act Rules 13a-15(f) and 15d-
15(f), rather than the incorrect location you refer to now.  See
Item
308 of Regulation S-K.

2004 Annual Reports

AEP Generating Company

Management`s Narrative Financial Discussion and Analysis

Contractual Cash Obligations
4. Please revise your table of contractual cash obligations to include long-term debt as required by Item 303(a)(5) of Regulation S-
K. Further, we note per review of your balance sheet that you have approximately $12.5 million in capital lease obligations as of December 31, 2004. However, your table of contractual cash obligations includes total obligations of $22.9 million. Please supplementally reconcile this difference. Finally, consider revising your table to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Planned funding of pension and other postretirement benefit obligations.
Because the table is aimed at increasing transparency of cash flow, we believe these payments could be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

  Balance Sheets
5. You enumerate the registrant subsidiaries that have cost-based rate regulated operations in Note 1, Revenue Recognition-Regulatory
Accounting, and AEPGCo is not included. It is not clear whether AEPGCo has cost-based rate regulated operations based on this disclosure. Your description of the FERC approved agreements suggests recovery of costs including a return. We assume since you present both regulatory assets and liabilities on the balance sheet, AEPGCo applies SFAS 71. Please explain in detail how you meet the scope criteria of paragraph 5 of SFAS 71. Further, using the guidance provided in paragraphs 9 and 11, please explain why you concluded these regulatory assets and liabilities exist. Finally, if AEPGCo is cost-based rate regulated, explain to us why the achieved rate of return appears low. You may want to give us a background along with the actual "FERC approved rate of return" and the achieved rate of return for the past 3 years.

Notes to Financial Statements of Registrant Subsidiaries

General
6. We assume employees of AEP subsidiaries receive stock options from
American Electric Power, Inc. We further assume such registrant subsidiaries are applying the guidance in paragraph 14 of FIN 44. If so, tell us why you did not provide all disclosures required by paragraphs 46-48 of SFAS 123. If you agree that such disclosures are necessary, please also provide the disclosures required by paragraph
45 of SFAS 123, as amended by paragraph 2.e of SFAS 148 under "Summary of Significant Accounting Policies" in Note 1. See paragraph 15 of SFAS 123.

Note 1. Organization and Summary of Significant Accounting
Policies

Property, Plant and Equipment and Equity Investments
7. Please disclose accumulated depreciation associated with your regulated and unregulated assets separately. You may do this parenthetically. If you believe your existing disclosures meet this requirement, please explain. Additionally, please disclose the service life and balance for each material category of unregulated assets. See Rule 5-02.13 of Regulation S-X.

Note 6. Customer Choice and Industry Restructuring

Texas Restructuring
8. As a result of their failure to sell 15% of their generating capacity at state-mandated auctions, we note that Centerpoint was required to adjust their net true-up regulatory assets. However, you state that due to different facts and circumstances, you have not recorded any provisions to reflect a similar adverse adjustment. Please supplementally explain in detail the specific facts and circumstances that led you to conclude that an adjustment is not required. In doing so, please provide us with some quantification of the adjustment should the PUCT determine that you did not meet the requirement to auction 15% of your generating capacity.
9. We note that you recognized in 2004 income the debt component of
$302 million in carrying costs for the period January 1, 2002 through
December 31, 2004 while you will recognize the remaining equity component of $168 million, relating to the same period, in income as collected. Please explain the reason for the disparity in accounting treatment.

Michigan Restructuring
10. You indicate that customer choice commenced in Michigan on January 1, 2002; yet, it appears generation in Michigan continues to be cost-based regulated. Given the passage of restructuring legislation and using guidance in EITF 97-4, please explain in detail why you believe SFAS 71 remains applicable for generation in Michigan. In this regard, please explain to us the specific provisions of the restructuring legislation in Michigan and whether any further actions, other than unbundling, will occur. Further, help us understand how each component of unbundled rates will be determined on an on-going basis and why I&M`s rates for generation are considered to be cost-based determined.

Note 10. Dispositions, Impairments, Assets Held for Sale and
Assets
Held and Used
11. We note that the generation assets and liabilities of TCC are classified as held for sale on the balance sheet. In this regard, please explain why the results of operations of the generation business are not reported in discontinued operations in the statement of income. See paragraphs 41-44 of SFAS 144.

Note 12. Business Segments

12. Based on your disclosure that "operations are managed on an integrated basis," we assume you consider your regulated and unregulated businesses to be one operating segment as defined by paragraph 10 of SFAS 131. However, we have noted that many utilities separate their business into regulated and unregulated segments. Please address each of the sub-paragraphs of paragraph 10 of SFAS 131 in explaining the business reason(s) for your segment treatment. In doing so, for each registrant with an unregulated generation business, supplementally provide us with a detailed description of the reports reviewed by the chief operating decision maker in deciding how resources will be allocated to the segment and to assess its performance. Please ensure you fully explain to us how such reports are used. Finally, cite examples of other utilities that include regulated and unregulated utility operations within one segment.



Note 14. Income Taxes
13. Please explain your basis under paragraph 40 of SFAS 109 for allocating the tax loss of the parent company to its subsidiaries with taxable income. In this regard, please tell us the amount of the loss allocated to each subsidiary for each period presented and the allocation method used. Finally, your disclosure suggests but for allocation of the parent company`s tax loss, your method "approximates" the separate return method. Tell us why it only "approximates" rather than reflects the method.


*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
942-
1889, or me at (202) 942-1885 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant



??

??

??

??

Ms. Tomasky
March 30, 2005
Page 1 of 7